NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS: RUS, RUS.PR.C

RUSSEL METALS INC. ANNOUNCES IT HAS ENTERED INTO AN AGREEMENT TO SELL SENIOR NOTES

Toronto, Canada -- February 13, 2004 -- Russel Metals Inc. today announced that it has entered into a purchase agreement in connection with its Rule 144A private placement of US$175 million aggregate principal amount of 6-3/8% Senior Notes due 2014.  The net proceeds of the offering will be used to: (i) purchase or redeem all US$115.6 million outstanding aggregate principal amount of its 10% Senior Notes due June 1, 2009, (ii) redeem all Cdn$30 million outstanding aggregate principal amount of its 8% Debentures due 2006, (iii) redeem all of its outstanding Class II Preferred Shares for an aggregate redemption price of Cdn$30 million (at $25.00 per share plus accrued and unpaid dividends), and (iv) pay fees, expenses, premiums and accrued interest and dividends related to the foregoing.  Russel Metals will use any remaining proceeds to pay down its existing bank credit facility.

This press release is not an offer of securities for sale in the United States and these securities have not been registered under the United States Securities Act of 1933 and may not be offered and sold in the United States absent registration or an exemption from such registration requirements.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com